                                                                    EXHIBIT 99.1

                                                           [English Translation]

BOARD OF DIRECTORS' RESOLUTION ON DISPOSAL OF THE STAKE IN OTHER COMPANIES


1.   INFORMATION ON THE ISSUER OF THE DISPOSED SHARES
     - Name (nationality) : Hanaro Web&TV Co., Ltd. (Korea), President Joo Hong-yeol
     - Relations with the Company : Hanaro Telecom's Affiliate prior to the equity disposal
     -    Paid-in capital (KRW) : 6,050,000,000
     -    Total number of shares issued (share) : 605,000
     -    Major business : CATV and broadband Internet


2.   DESCRIPTION OF THE EQUITY DISPOSAL
     -    Equity to be disposed of : stakes (common share) in Web&TV Co., Ltd.
     -    Amount of the disposed shares (KRW) : 17,248,000,000
     -    Number of disposed shares (share) : 296,450
     -    Method of disposal : disposal of shares directly owned by the Company


3.   PURPOSE OF DISPOSAL         to enhance competitiveness in the market by
                                 expanding the scope of cooperation with MSO/SOs


4.   ACCUMULATED AMOUNT DISPOSED IN THE FISCAL YEAR 2004 (KRW) : 32,000,000,000
     -    Total shareholders' equity (KRW) : 2,310,675,900,000
     -    Ratio to total shareholders' equity (%) : 1.38


5.   DATE OF THE BOARD RESOLUTION (RESOLUTION DATE)         December 6, 2004
     -    Outside director : 4 out of 6 were present
     -    Audit Committee members who are not outside directors : none


6.   APPLICATION OF FAIR TRADE ACT : No


7.   ENTERPRISE GROUP : Yes


8.   OTHERS
     A.   Proposed buyers : Split transfer to individuals and corporations with
                            Chungcheong Media Broadcasting Co., Ltd. as the representative
     B.   Terms of payment : Initial payment of 50%, remaining 50% to be paid in a 36-month installment
     C. Decisions over details and signing of the share transfer agreement will be delegated to the Representative Director.
     D.   Conditions precedent of the disposal
          Lender(s)'s approval of the disposal in accordance with terms and conditions of the Credit Facility Agreement, which is the syndicated loan contract disclosed on November 21, 2003, and the approval by the Regional Communication Office on the change of largest shareholder of Hanaro Web&TV are prerequisite for the equity disposal.
     E. Under the same conditions of equity disposal in Hanaro Web&TV, Board of Directors of the Company also passed the resolution to dispose the equity in Mediaholdings Inc..
     - Amount of the disposed Chungcheong Media Broadcasting shares : KRW 14,752,000,000
     - Number of Chungcheong Media Broadcasting shares disposed : 415,000 shares

9.   DETAILS ON COMPANIES SUBJECTED TO EQUITY DISPOSAL


HANARO WEB&TV CO., LTD.
-    Relations with the Company : affiliate prior to equity disposal
-    Major business : CATV, broadband Internet
-    Disposal date : N/A
-    Purpose of disposal : to enhance competitiveness on the market by expanding the scope of cooperation with MSO/SOs
-    Disposal subject : shares
-    Disposal amount excluding the amount previously reported : 17,248,000,000
-    Ratio of disposed amount to paid-in capital(%) : N/A


MEDIAHOLDINGS, INC.
-    Relations with Hanaro Telecom : subsidiary prior to equity disposal
-    Major business : Entertainment, broadcasting and new media business
-    Disposal date : N/A
-    Purpose of disposal : to enhance competitiveness on the market by expanding the scope of cooperation with MSO/SOs
-    Disposal subject : shares
-    Disposal amount excluding the amount previously reported : 14,752,000,000
-    Ratio of disposed amount to paid-in capital (%) : N/A